

March 8, 2024

Boipelo Lekubo
Financial Director
HARMONY GOLD MINING CO LTD
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa 1759

      **Re: HARMONY GOLD MINING CO LTD**
          **Form 20-F For the Fiscal Year Ended June 30, 2023**
          **Response dated February 20, 2024**
          **File No. 001-31545**

Dear Boipelo Lekubo:

We have reviewed your February 20, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 19, 2024 letter.

Form 20-F For the Fiscal Year Ended June 30, 2023

96.12 Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North, Free State Province, South Africa, page 189

1.     We note your response to comment 2. The provisions in S-K 1300 preclude the inclusion of inferred resources in an economic analysis that supports a property's economic viability. For example, pursuant to Item 1302(e)(6) of Regulation S-K, a qualified person must exclude inferred mineral resources from a pre-feasibility study's demonstration of economic viability in support of a disclosure of a mineral reserve. Please obtain and file a revised Tshepong North technical report summary from your qualified person to comply with this requirement. Please review your other technical report summaries and make arrangements with your respective qualified persons to revise as necessary to comply with this requirement.

<u>Exhibit 99.1</u>
<u>Notes to the Group Financial Statements</u>
<u>15 Property, Plant and Equipment</u>
<u>Depreciation, page F-33</u>

2.    Please revise your future filings to provide a critical accounting policy for depreciation that addresses your method of depreciating mining-related assets. Please address the following items:

- Define each of proven and probable reserves, measured and indicated resources and inferred resources;

- Describe the circumstances under which each type of "resource" is included in the calculation of depreciation, describe management's assumptions concerning these resources (i.e., circumstances under which the resources may be economically mined, additional timing and work to convert the resources to reserves, gold pricing concerns, etc.), and describe management's track record regarding the conversion of resources to reserves;

- Disclose the nature and amount of resources that are included in the depreciation calculation for each year for which an income statement is presented;

- Disclose the amounts and percentages of variances between the amount of depreciation calculated including these resources and the amount of depreciation calculated without these resources;

- Describe how you risk weighted the resources included in the depreciation calculation; or if you do not risk weight those quantities, explain why;

- Disclose whether additional development costs are also included in the calculation of depreciation and how those costs are determined. If so, disclose the amount of additional development costs that were included in the depreciation calculation for each year for which an income statement is presented;

- Provide all of the requested disclosures on an overall basis and on a mine-by-mine basis as necessary. Discuss the uncertainties surrounding management's estimates and also how changes in the estimates would affect depreciation expense.

Please provide us with a draft of proposed disclosures to be included in your future filings.

   Please contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding the engineering comments.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation

cc:  Shela Mohatla